UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
April 21, 2006
Commission file number:
1-14251
SAP AG
(Exact name of registrant as specified in its charter)
SAP CORPORATION
(Translation of registrant’s name into English)
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

SIGNATURES
EXHIBIT INDEX
Exhibit 99.1

SAP AG
FORM 6-K
On April 20, 2006, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), issued a press release (the “Press Release”) announcing SAP’s preliminary financial results for the first quarter ended March 31, 2006. The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.
This press release discloses certain financial measures such as pro forma EBITDA, free cash flow, pro forma operating income, pro forma operating margin, pro forma expenses, pro forma net income, pro forma earnings per share (EPS) and currency-adjusted year-on-year changes in revenue and operating income. These measures are not prepared in accordance with generally accepted accounting principles and are, therefore, considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. The non-GAAP measures included in our press release have been reconciled to the nearest GAAP measure as is required under SEC rules regarding the use of non-GAAP financial measures. The non-GAAP measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by SAP may be different from pro forma measures used by other companies.
Management believes that pro forma operating income, pro forma expenses, pro forma net income and pro forma EPS provide supplemental meaningful information to the investor to fully assess the financial performance of SAP’s core operations. The pro forma operating measures disclosed are the same SAP uses in its internal management reporting and as criteria for variable elements of management compensation. Management believes that pro forma EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies.
Eliminated expenses in pro forma expenses, pro forma operating income, pro forma operating margin, pro forma net income and pro forma EPS are defined as follows:
•	Stock-based compensation includes expenses for stock-based compensation as defined under U.S. GAAP (STAR, LTI and SOP) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. Management excludes stock-based compensation expenses because SAP has no direct influence over the actual expense of these awards once the Company enters into stock-based compensation plans.

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions of businesses or intellectual property.

•	Impairment-related charges include other-than-temporary impairment charges on minority equity investments.
As used herein, “GAAP” refers to generally accepted accounting principles in the United States.
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2004 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Press Release dated April 20, 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG (Registrant)
By:	/s/ Henning Kagermann
	Name:	Prof. Dr. Henning Kagermann
	Title:	Chairman and CEO

By:	/s/ Werner Brandt
	Name:	Dr. Werner Brandt
	Title:	CFO

Date: April 21, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Press Release dated April 20, 2006

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